KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

September 10, 2014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Mail Stop: 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	Mara L. Ransom
Assistant Director

Re:	Jarden Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Commission File No. 001-13665

Dear Ms. Ransom:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended, and Regulation S-T, this letter regarding the Commission Staff’s (the “Staff”) letter of comment, dated August 27, 2014 (the “Staff Letter”). In the Staff Letter, Jarden Corporation was initially given ten (10) business days within which to respond to the Staff’s comments. Pursuant to our discussion with Michael Kennedy of your office, this letter is to confirm the Staff’s consent to Jarden Corporation having ten (10) additional business days, for a total of twenty (20) business days from the date of the Staff Letter, which is September 25, 2014, within which to respond to the Staff’s comments.

We thank the Staff for consenting to such additional time period and we greatly appreciate the Staff’s assistance in this matter.

Please feel free to contact the undersigned at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell Hollander
Mitchell Hollander

cc:	Lilyanna Peyser (Securities and Exchange Commission)

Michael Kennedy (Securities and Exchange Commission)

John E. Capps, Esq. (Jarden Corporation)